UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OneMain Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	13D	Page 1 of 19

1.	Names of Reporting Persons. OMH Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person PN

CUSIP No. 68268W103	13D	Page 2 of 19

1.	Names of Reporting Persons. Apollo Uniform GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person OO

CUSIP No. 68268W103	13D	Page 3 of 19

1.	Names of Reporting Persons. Apollo Management VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person PN

CUSIP No. 68268W103	13D	Page 4 of 19

1.	Names of Reporting Persons. AIF VIII Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person OO

CUSIP No. 68268W103	13D	Page 5 of 19

1.	Names of Reporting Persons. Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person OO

CUSIP No. 68268W103	13D	Page 6 of 19

1.	Names of Reporting Persons. Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person OO

CUSIP No. 68268W103	13D	Page 7 of 19

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person PN

CUSIP No. 68268W103	13D	Page 8 of 19

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 54,937,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,937,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,937,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.5%

14.	Type of Reporting Person OO

CUSIP No. 68268W103	13D	Page 9 of 19

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

Item 2.   Identity and Background

This Statement on Schedule 13D is filed jointly by (i) OMH Holdings, L.P., a Delaware limited partnership (“Holdings”); (ii) Apollo Uniform GP, LLC, a Delaware limited liability company (“Uniform GP”); (iii) Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”); (iv) AIF VIII Management, LLC, a Delaware limited liability company (“AIF VIII”); (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”); (vi) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”); (vii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”) and (viii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”

The principal address for Holdings is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of each of Uniform GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

Holdings is principally engaged in the business of investment in securities. Uniform GP is the general partner of Holdings and is principally engaged in the business of serving as the general partner of Holdings. Management VIII is the non-member manager of Uniform GP and is principally engaged as an investment adviser to private investment funds. AIF VIII is principally engaged as the general partner of Management VIII.  Apollo Management, the sole member and manager of AIF VIII, is registered as an investment adviser with the Securities and Exchange Commission and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of Management GP and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Holdings acquired all of the 54,937,500 shares of the Common Stock held by it on June 25, 2018 (the “Closing Date”), upon the closing (the “Closing”) of the transactions contemplated by the Share Purchase Agreement, dated January 3, 2018 (the “Purchase Agreement”), by and among Holdings, Springleaf Financial Holdings, LLC, a Delaware limited liability company (“SFH” or “Seller”), and the Issuer.

CUSIP No. 68268W103	13D	Page 10 of 19

Pursuant to the Purchase Agreement, Seller agreed to sell to Holdings and Holdings agreed to purchase from Seller, a total of 54,937,500 shares of Issuer Common Stock owned by Seller (the “Purchased Shares”), which represents approximately 40.5% of the outstanding shares of Issuer Common Stock, as of March 9, 2018, at a purchase price per share of $26.00, for an aggregate purchase price of approximately $1,428,375,000 in cash (the “Private Sale”). As contemplated by the Purchase Agreement, effective as of the Closing:

• the size of the Board (as defined below) was increased to nine (9) directors;

• three (3) of the then-existing directors of the Board, who are Wesley R. Edens, Douglas L. Jacobs and Ronald M. Lott, resigned;

• Matthew R. Michelini, Peter B. Sinensky, Marc E. Becker, Aneek S. Mamik, Valerie Soranno Keating and Richard A. Smith were appointed as members of the Board; and

• Jay N. Levine was appointed as Chairman of the Board.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018, and which is filed herewith as Exhibit A and incorporated herein by reference.

Item 4.   Purpose of Transaction

All of the shares of Common Stock that are held of record by Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Amended and Restated Stockholders Agreement and Letter Agreement described below in Item 6 and included hereto as Exhibits B and C, respectively. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Amended and Restated Stockholders Agreement and Letter Agreement.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer

Holdings is the record owner of an aggregate of 54,937,500 shares of the Issuer’s Common Stock, which represents approximately 40.5% of the Issuer’s outstanding Common Stock.  Each of Uniform GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by Holdings, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)           See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 135,678,509 shares of Common Stock outstanding as of March 9, 2018, based upon information provided in the Form 14F-1 filed by the Issuer with the SEC on May 22, 2018.

CUSIP No. 68268W103	13D	Page 11 of 19

(b)           By virtue of the provisions of the Letter Agreement that grant certain rights to certain limited partners of Holdings regarding the election of the Board and the acquisition and transfer of shares of Common Stock, as described in Item 6, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by the limited partner affiliated with Värde Partners, Inc. (such limited partner, the “Värde Partner”). The Reporting Persons expressly disclaim the existence of a group with the Värde Partner or any beneficial ownership of any shares held of record by the Värde Partner and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock.  In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Holdings as well as the shares of Common Stock acquired directly by the Värde Partner, if any.  The beneficial ownership of Värde Partners, Inc. has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018.

(c)           None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Stockholders Agreement

General

In connection with the Purchase Agreement, the Issuer and Holdings entered into to an Amended and Restated Stockholders Agreement (the “Amended and Restated Stockholders Agreement”) at the Closing. As discussed further below, the Amended and Restated Stockholders Agreement provides certain rights to Holdings with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of the Issuer’s securities beneficially owned, directly or indirectly, by Holdings and its affiliates and permitted transferees.

Board Representation

Immediately following the Closing, the Board was expanded to nine directors. Following the Closing, for so long as Holdings (together with any Permitted Transferees (as defined in the Amended and Restated Stockholders Agreement) (Holdings and any Permitted Transferees, collectively the “Stockholders”)) beneficially owns:

•

at least 33% of the outstanding shares of the Issuer’s Common Stock and other securities of the Issuer entitled to vote generally in the election of directors of the Issuer (together, the “Company Securities”), Holdings will be entitled to designate a number of directors equal to the majority of the Board, plus one director and in these circumstances the majority of the directors of the Board shall be independent, as defined by the Amended and Restated Stockholders Agreement (the “Independent Directors”);

•

less than 33%, but at least 20%, of the Company Securities, Holdings will be entitled to designate a number of directors equal to the majority of the Board, minus one director, unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate two directors to the Board;

•

less than 20%, but at least 10%, of the Company Securities, Holdings will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate two directors to the Board; and

CUSIP No. 68268W103	13D	Page 12 of 19

•

less than 10%, but at least 5%, of the Company Securities, Holdings will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate one director to the Board.

Holdings’ right to nominate directors to the Board may not be transferred to a subsequent third-party acquirer of its shares of the Company Securities. The size of the Board may not be decreased from nine directors without approval of the Independent Directors. The Issuer covenants to take all reasonable actions to cause to be elected, and to continue in office, such nominees of Holdings.

Voting Obligations

Holdings shall refrain from taking any action to remove, or voting in favor of the removal, from the Board, prior to the expiration of their existing term, three of the directors who are currently serving on the Board and who will remain on the Board following the Closing, in each case other than for cause.

Standstill Provisions

The “Standstill Period” shall mean the period beginning on the date the Amended and Restated Stockholders Agreement is executed and ending on the earlier of (i) two years from January 3, 2018 or (ii) such time as the Stockholders collectively have beneficial ownership of less than 20% of the Company Securities. The Stockholders agree that, during the Standstill Period, they shall not, and shall cause certain of their affiliates (such affiliates, “Controlled Affiliates”), and shall direct their representatives acting at their direction, and shall cause their affiliates’ representatives acting at such affiliates’ direction, not to, directly or indirectly, as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), effect, or enter into any agreement to effect, (x) any acquisition of any Company Securities, or rights or options to acquire any Company Securities, in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding or otherwise or (y) any tender or exchange offer, consolidation, business combination, acquisition, merger or other extraordinary transaction involving the Issuer or a material portion of the assets of the Issuer, in each case without the approval of the majority of the Independent Directors who are disinterested and independent under Delaware law (the “Disinterested Directors”), set forth in the Amended and Restated Stockholders Agreement. Beginning six months after the Closing, the Stockholders may purchase additional shares of Company Securities so that the Stockholders own, in the aggregate (including Company Securities previously owned by Holdings and its affiliates), up to a maximum beneficial ownership of the Company Securities having 52% of the voting power of the Issuer.

Until the third anniversary of January 3, 2018, each Stockholder agrees that it shall not, and shall cause each of its affiliates not to, directly or indirectly, alone or in concert with any other person, engage in any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act without the approval of the majority of the Disinterested Directors.

Matters Reserved for Approval of the Disinterested Directors

For as long as the Stockholders have beneficial ownership of at least 20% of the Company Securities, the following actions shall require the approval of the majority of the Disinterested Directors:

•

any transaction or series of transactions between any Stockholder or any of their respective affiliates, on the one hand, and the Issuer or any of its subsidiaries, on the other hand, that could reasonably be expected to have a value in excess of $30,000,000 (other than ordinary course purchases of asset-backed securities from the Issuer or any of its subsidiaries on arms-length, market terms in an amount not exceeding $500,000,000 in any transaction);

•

any enforcement or waiver of the rights of the Issuer or any of its subsidiaries under any agreement between the Issuer or any of its subsidiaries, on the one hand, and any Stockholder or any of their respective affiliates, on the other hand; and

•	any management, monitoring, service, transaction or other similar fee payable to any Stockholder or any of their respective affiliates.

CUSIP No. 68268W103	13D	Page 13 of 19

Until the second anniversary of January 3, 2018, each Stockholder agrees that it shall not transfer (or enter into an agreement to transfer), record or beneficial ownership of any Company Securities to a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) without the approval of the majority of the Disinterested Directors (for the avoidance of doubt, without limiting transfers between Holdings and its affiliates). The Disinterested Directors may additionally approve the actions requiring Disinterested Director approval as described in “Standstill Provisions” above.

Registration Rights

Following 180 days after the Closing, the Stockholders will be entitled to customary demand and “piggyback” registration rights, subject to customary underwriter cutbacks.  The Issuer has also agreed to indemnify Holdings in connection with its investment in the Issuer and any registered resales.

Termination

The Amended and Restated Stockholders Agreement will automatically terminate on the date the Stockholders beneficially own less than one percent (1%) of the voting power of the Issuer.

The foregoing description of the Amended and Restated Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Stockholders Agreement, which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 25, 2018.

The Amended and Restated Stockholders Agreement is included as Exhibit B to this Schedule 13D, and is incorporated herein by reference.

Letter Agreement

On June 25, 2018, Uniform GP and the limited partners of Holdings (collectively with Uniform GP, the “Partners”), including certain limited partners of Holdings affiliated with the Reporting Persons (each an “Apollo Partner”), executed a letter agreement (the “Letter Agreement”).  Certain provisions of the Letter Agreement grant certain rights to the limited partners regarding election of the Board and the acquisition and transfer of the shares of Common Stock. Capitalized terms used herein without definition have the meanings assigned thereto in the Letter Agreement.

Preemptive Rights

The Letter Agreement provides each limited partner a preemptive right to purchase its pro rata share of any new securities that the Issuer or any of its subsidiaries proposes to issue to Holdings (in which case, the preemptive right would be on a look-through basis), or to an Apollo Partner.

Election of Directors

The Letter Agreement provides that the Partners shall take, and shall cause Holdings to take, all actions necessary or appropriate (including voting all of the voting stock of the Issuer held by any such Partner and causing Holdings to vote all of the voting stock of the Issuer held by it, as applicable) to cause the Board (A) to consist of 10 or fewer members, (B) to cause each member of the Board to have the right to exercise one vote on each matter submitted to the Board for a vote and (C) to include the nominees designated by the Apollo Partner and by the Värde Partner.  As long as Holdings has the right under the Amended and Restated Stockholders Agreement to designate one or more director nominees, if the Värde Partner and its permitted transferees own, in the aggregate, directly or indirectly through the Partnership, at least 5% of the Issuer’s voting stock, Uniform GP must take, and shall cause Holdings to take, all actions reasonably necessary (A) to cause the Issuer to nominate one person designated by the Värde Partner as a director nominee (any such Person that is elected as a Director, the “Värde Director”), (B) to cause the Board to appoint the Värde Director to serve on all committees of the Board (provided, that the Värde Director satisfies the requirements of applicable Law required to serve on each such committee) and (C) to ensure that, consistent with the other members of the Board, the Värde Director has the right to exercise one vote on each matter submitted to the Board for a vote.  Uniform GP will nominate the balance of the director nominees that Holdings has the right to nominate (any such Person that is nominated by Uniform GP and elected as a director, an “Apollo Director”).  If, at

CUSIP No. 68268W103	13D	Page 14 of 19

any time, the Värde Partner and its permitted transferees, in the aggregate, cease to own, directly or indirectly through the Partnership, at least 5% of the Issuer’s voting stock, Uniform GP must take, and shall cause Holdings to take, all actions reasonably necessary to remove the Värde Director from the Board and, if applicable, to replace such Värde Director with an Apollo Director.  Similar rights are provided to the Värde Partner to designate a non-voting board observer to the extent Holdings has the right to appoint such observers and the Värde Partner continues to own any of the Issuer’s voting stock.

Each Partner agreed in the Letter Agreement that it shall not take any action, and shall cause it affiliates not to take any action, that would result in the designation, election, removal or replacement of any Värde Director or Apollo Director except as provided for in the Letter Agreement.

Lock-Up Agreement

The Letter Agreement prohibits the limited partners of Holdings from transferring any shares of the Issuer’s Common Stock owned by them (the “Lock-Up Restrictions”), except pursuant to a “Permitted OMH Share Transfer”, as defined in the Letter Agreement, or pursuant to the Rights of First Offer or Tag-Along Rights provided under the Letter Agreement, unless the transfer is approved by Uniform GP. The Lock-up Restrictions will no longer apply when Holdings no longer has the right to appoint a majority of the Board pursuant to the Amended and Restated Stockholders Agreement, in which case the Värde Partner will have the right to request that Holdings deliver to it, or to a Permitted OMH Share Transferee (as defined in the Letter Agreement), the Värde Partner’s pro rata share of the Issuer’s Common Stock held by Holdings (the “Värde Pro Rata Share”), which OMH Shares will not be subject to the Lock-up Restrictions.

Rights of First Offer and Tag-along Rights

The Letter Agreement provides the Apollo Partner and the Värde Partner customary Rights of First Offer and Tag-Along Rights in connection with proposed transfers of shares of the Issuer’s Common Stock held by the transferring Partner.

Rights in Connection with Acquisitions of the Issuer

Except in connection with a potential acquisition of the Issuer that, if consummated, would meet or exceed a specified internal rate of return (the “Preapproved IRR Threshold”), the Värde Partner will have the right not to participate in any transfer of the Issuer’s shares by Holdings.  Upon receipt of a request by the Värde Partner, and prior to consummating such proposed transfer, Holdings must distribute the Värde Pro Rata Share in-kind to the Värde Partner.  Similarly, in the event of a potential acquisition of the Issuer or of all or substantially all of its assets that, if consummated, would not meet or exceed the Preapproved IRR Threshold, Uniform GP must take all actions necessary to cause Holdings to vote or tender in any tender offer, as applicable, the Värde Pro Rata Share in the manner directed by the Värde Partner.

The Letter Agreement is included as Exhibit C to this Schedule 13D, and is incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit	Description
Exhibit A

Share Purchase Agreement, dated as of January 3, 2018, by and among OneMain Holdings, Inc., OMH Holdings, L.P., and Springleaf Financial Holdings, LLC (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein in its entirety by reference).

CUSIP No. 68268W103	13D	Page 15 of 19

Exhibit	Description
Exhibit B

Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on June 25, 2018 and incorporated herein in its entirety by reference).

Exhibit C

Letter Agreement, dated June 25, 2018, by and among Apollo Uniform GP, LLC, Uniform InvestCo LP, Uniform Co-Invest, L.P., Apollo VIII Uniform Investor, L.P., and Apollo Structured Credit Recovery Master Fund IV LP.

Exhibit D	Joint Filing Agreement.

CUSIP No. 68268W103	13D	Page 16 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2018

OMH HOLDINGS, L.P.

By:	Apollo Uniform GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

APOLLO UNIFORM GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

CUSIP No. 68268W103	13D	Page 17 of 19

APOLLO MANAGEMENT GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William B. Kuesel
Name:	William B. Kuesel
Title:	Vice President

CUSIP No. 68268W103	13D	Page 18 of 19

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Management Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

CUSIP No. 68268W103	13D	Page 19 of 19